EXHIBIT 21.1
Subsidiaries of the Registrant

Subsidiary	State of Formation
American Safety Insurance Company	Georgia
American Southern Insurance Company	Kansas
Bankers Fidelity Life Insurance Company	Georgia
Self-Insurance Administrators, Inc.	Georgia
xCalibre Risk Services, Inc.	Georgia